Exhibit 99.2

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation by management (the “Management”) of Novadaq Technologies Inc. (the “Corporation” or “Novadaq”) of proxies to be used at the annual and special meeting of holders of common shares (“Shareholders”) of the Corporation (the “Meeting”) to be held at the time and place and for the purposes set out in the Notice of Annual and Special Meeting of Shareholders accompanying this Circular (the “Notice of Meeting”). Unless otherwise stated, all information contained in this Circular is presented as at April 18, 2012 and, unless otherwise indicated, all references to $ in this Circular are to Canadian dollars.

The form of proxy accompanying this Circular is solicited by, or on behalf of, Management of the Corporation. It is expected that the solicitation will be primarily by mail, but proxies may be solicited personally, by telephone or by other forms of electronic communication, by directors, officers and employees of the Corporation, none of whom have been specifically engaged for this purpose. The costs of solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons designated in the enclosed form of proxy to attend and to vote and act for, and on behalf of, such Shareholder at the Meeting, and any adjournment or postponement thereof. Such right may be exercised by striking out the names of persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy.

A Shareholder who wishes to be represented by proxy at the Meeting, or any adjournment or postponement thereof, must deposit the accompanying form of proxy, duly executed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) preceding the time of the Meeting, or any adjournment or postponement thereof, with Computershare Investor Services Inc. at the address set forth in the accompanying Notice of Meeting.

The common shares represented by the proxy which is hereby solicited will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and, where the Shareholder whose proxy is solicited specifies a choice with respect to any matter to be acted upon, the common shares shall be voted by the appointee accordingly. Where a Shareholder fails to specify a choice with respect to a matter referred to in the Notice of Meeting, the common shares represented by such proxy will be voted for or in favour of such matter or voted against or withheld if so indicated on the form of proxy.

The enclosed proxy confers discretionary authority upon the proxy nominee with respect to any amendments or variations to the matters referred to in the Notice of Meeting and any other matters which may properly come before the Meeting, or any adjournment or postponement thereof. At the time of printing of this Circular, Management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than the matters referred to in the Notice

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of Meeting. However, if any other matters which at present are not known to Management of the Corporation should properly come before the Meeting, proxies will be voted on such matters in accordance with the best judgment of the named proxy holders.

A Shareholder executing a proxy has the power to revoke it as to any matter on which a vote shall not already have been cast:

(a)	by depositing an instrument in writing executed by such Shareholder or by such Shareholder’s attorney authorized in writing, or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized indicating the capacity under which such officer or attorney is signing:

(i)	at the registered office of the Corporation, Novadaq Technologies Inc., 2585 Skymark Avenue, Suite 306, Mississauga, Ontario, L4W 4L5, Attention: CFO, at any time up to and including the last business day preceding the day of the Meeting, or any adjournments or postponements thereof; or

(ii)	with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof; or

(b)	in any other manner permitted by law.

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ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered Shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, common shares beneficially owned by a person (a “Non-Registered Holder”) are registered either:

(i)	in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares of the Corporation (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, TFSAs, RESPs and similar plans); or

(ii)	in the name of a depository (a “Depository”, such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation will have distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the “Meeting Materials”) to the Depositories and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(i)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and submit it to the Corporation, c/o Computershare Investor Services Inc. at the address set forth in the Notice of Meeting; or

(ii)	more typically, be given a voting instruction form which is not signed by the Intermediary and which must be properly completed and signed by the Non-Registered Holder and returned to the Intermediary in accordance with the instructions of the Intermediary or Depository.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares of the Corporation they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting, or any adjournment or postponement thereof, in person (or to have another person appointed as proxy holder to attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holders the right to attend the Meeting, and any adjournment or postponement thereof, and vote in person. Non-Registered Holders should carefully follow the instructions of their Intermediary or Depository, including those regarding when and where the proxy or voting information form is to be delivered.

A Non-Registered Holder may revoke a proxy or voting information form which has been given to an Intermediary or Depository by written notice to the Intermediary or Depository or by submitting a proxy or voting instruction form bearing a later date. In order to ensure that an Intermediary or Depository acts upon a revocation of a proxy or voting information form, the written notice should be received by the Intermediary or Depository well in advance of the Meeting.

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Notice to United States Shareholders

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the US Exchange Act.

VOTING SHARES AND PRINCIPAL HOLDERS

As at the close of business on April 18, 2012 there were 39,809,761 common shares in the capital of the Corporation issued and outstanding, being the only class of shares outstanding and entitled to vote at the Meeting. Each common share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.

The Corporation has fixed April 18, 2012 as the record date for the purposes of determining holders of common shares entitled to receive notice of and vote at the Meeting.

In accordance with the provisions of the Canada Business Corporations Act, the Corporation has prepared a list of registered holders of common shares as at the close of business on the record date. Each holder of common shares named in the list will be entitled to vote at the Meeting the common shares shown opposite the Shareholders’ name on such list.

To the knowledge of the directors and executive officers of the Corporation, the only persons, firms or corporations who beneficially own or exercise control or direction over, directly or indirectly, voting shares of the Corporation carrying 10% or more of the voting rights attaching to the total number of issued and outstanding common shares of the Corporation are as follows:

Name	Number of Common shares Owned(1)	Percentage of Common shares Issued
Gagnon Securities LLC	4,656,560	11.7%
(1)	Information as to the shareholdings has been obtained by the Corporation from SEDI filings and contact with one shareholder.

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MATTERS TO BE ACTED UPON BY THE SHAREHOLDERS AT THE MEETING

(AS ITEMIZED IN THE NOTICE OF MEETING)

ITEM 1: Consolidated Financial Statements

A copy of the consolidated financial statements of the Corporation for the year ended December 31, 2011 and the report of the auditors on the consolidated financial statements accompanying this Circular will be submitted to Shareholders at the Meeting. Copies of the consolidated financial statements and management discussion and analysis can also be obtained on SEDAR at www.sedar.com, by contacting the Corporation’s Corporate Secretary at 2585 Skymark Avenue, Suite 306, Mississauga, Ontario, L4W 4L5, or by telephone at 905-629-3822.

ITEM 2: Election of Directors

Nine (9) nominees have been proposed by the Corporation’s board of directors (the “Board”) for election as directors of the Corporation. The nine nominees are listed on page 8. All nominees are currently directors of the Corporation. It is not anticipated that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, or any adjournment or postponement thereof, the persons named in the enclosed form of proxy shall be entitled to vote for any other nominee(s) in their discretion.

Each director elected will hold office until the next annual meeting of Shareholders or until his or her successor is duly elected or appointed. The current members of the Audit Committee, the Compensation Committee and the Governance Committee are indicated in the table and notes thereto on pages 8 and 9.

If you complete and return the attached form of proxy, your representatives at the Meeting, or any adjournment or postponement thereof, will vote your shares FOR the election of the nominees set out herein unless you specifically direct that your vote be withheld.

ITEM 3: Appointment of Auditors

The Board and Management propose that the firm of Ernst & Young LLP, Chartered Accountants, be re-appointed as auditors of the Corporation to hold office until the next annual meeting of Shareholders, and that the Board be authorized to fix the auditors’ remuneration. Ernst & Young LLP, Chartered Accountants, were first appointed as auditors of the Corporation for the year 2002. In order to be effective, the resolution must receive the affirmative vote of a majority of the votes cast by Shareholders present in person or represented by proxy at the Meeting.

If you complete and return the attached form of proxy, the persons named in the enclosed proxy will vote your shares FOR the re-appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation at remuneration to be fixed by the Board, unless you specifically indicate on the form that your vote be withheld.

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ITEM 4: Confirmation of New By-Law and Repeal of the Former By-Laws

The Corporation’s former by-laws no. 1 and no. 2 (the “Former By-Laws”) had been in place since May, 2000 with further amendments in May, 2008. Rather than continue making piecemeal amendments to the Former By-Laws, the Board of Directors adopted a new general by-law no. 1 (the “New By-Law”) on February 23, 2012, to incorporate updates reflecting current corporate practice and other administrative, housekeeping and drafting changes, and repealed the Former By-Laws. The New By-Law is attached as Appendix “B” to this Circular. The most notable changes being made are with respect to the quorum requirements for meetings of Shareholders, which has been changed to not less than 33% of the issued and outstanding shares of the Corporation entitled to vote at such meetings, and with respect to the period for forfeiting unclaimed dividends, which has been decreased from a period of twelve (12) years to two (2) years.

Pursuant to the provisions of the Canada Business Corporations Act, the New By-Law will cease to be effective unless it is confirmed by resolution passed by not less than a majority of votes cast by Shareholders who vote in person or by proxy at the Meeting (the “New By-Law Resolution”). If the New By-Law Resolution is not passed by Shareholders at the Meeting, the Former By-Laws will come back into force. At the Meeting, Shareholders will be asked to consider and, if thought fit, to pass the following ordinary resolution, confirming the New By-Law:

RESOLVED THAT:

1.	By-law No. 1, a copy of which was attached hereto as Appendix “B” to the Circular, being a by-law relating to the business of the corporation, the directors, the committees, the officers, the protection of directors, officers and others, the shareholders, the securities, payments and other miscellaneous issues, be and the same is hereby confirmed as a by-law of the Corporation; and

2.	Without affecting the validity of any act or thing done thereunder, all previous by-laws of the Corporation are hereby repealed.

The Board of Directors recommends the adoption of the New By-Law Resolution. In order to be effective, the New By-Law Resolution must be approved by a majority of the votes cast by Shareholders present, or represented by proxy, at the Meeting. Unless instructed otherwise, the officers of the Corporation named in the accompanying form of proxy intend to vote the Common Shares represented by proxies FOR and in favour of the New By-Law Resolution, as it may be amended at the Meeting, to confirm the adoption of the New By-Law and the repeal of the Former By-Laws.

BOARD OF DIRECTORS - NOMINEES

The table and notes below set out, in respect of each nominee to the Board, the name and municipality of residence of each person proposed to be nominated for election as a director, the period or periods during which the nominee has served as a director of the Corporation, the nominee’s principal occupation or employment during the last five years and all other positions with the Corporation and any affiliate thereof now held by the nominee, if any, and the number of common shares beneficially owned by the nominee or over which the nominee exercises control or direction (in all cases, whether

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directly or indirectly) as of April 18, 2012. The statement as to share ownership, control and direction is, in each instance, based upon information furnished by the said nominees.

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Director Since	Number of shares beneficially owned, controlled or directed, directly or indirectly, by nominee(5)
DR. ARUN MENAWAT Oakville, Ontario, Canada	Director, President and Chief Executive Officer	President and Chief Executive Officer, Novadaq	July 2003	619,668

AARON DAVIDSON(2) (3) (4) Caledon, Ontario, Canada	Director	Managing Director, H.I.G. Capital Management Inc.	July 2004	36,930

ANTHONY GRIFFITHS(3) Toronto, Ontario, Canada	Chairman, Director	Corporate Director	June 2002	61,565

HAROLD O. KOCH, JR.(1) Mandeville, Louisiana, United States of America	Director	Senior Vice President and Chief Scientific Officer, Pamlab, LLC	September 2003	17,488

DR. JOEL I. SHALOWITZ(1) Glencoe, Illinois, United States of America	Director	Professor, Kellogg School of Management	August 2010	_

DR. JOSEPH SOBOTA(2) Kalamazoo, Michigan, United States of America	Director	Managing Director, Apjohn Group LLC	September 2003	17,488

DR. JULIA LEVY(2) Vancouver, British Columbia, Canada	Director	Corporate Director	July 2008	_

WILLIAM A. MACKINNON(1) Toronto, Ontario, Canada	Director	Corporate Director	May 2009	_

G. STEVEN BURRILL(3) San Francisco, California, United States of America	Director	Chief Executive Officer Burrill & Company	May 2011	2,326,499

(1)	Denotes member of the Audit Committee.
(2)	Denotes member of the Compensation Committee.
(3)	Denotes member of the Governance Committee.
(4)	Mr. Davidson is the board nominee of H.I.G. Horizons Corp., an investment vehicle of H.I.G. Ventures which beneficially owns 3,855,062 shares. Mr. Davidson does not have control or direction, directly or indirectly, over these common shares.
(5)	Information as to shareholdings has been provided to the Corporation from SEDI filings.

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The following is a brief profile of the nominee directors of the Corporation:

Arun Menawat. Dr. Menawat has been the President and Chief Executive Officer of Novadaq since 2003. From 1999 to 2003, Dr. Menawat held increasing executive responsibilities including President and Chief Operating Officer of Cedara Software Corporation, a publicly traded medical imaging software company. Prior to joining Cedara, Dr. Menawat was Vice President, Operations at Tenneco Inc., a diversified business conglomerate, now separated into multiple companies. He also served as business manager and research & development manager at Hercules Incorporated, a specialty chemicals company. Dr. Menawat holds a Ph.D. in Chemical (Bio) Engineering from the University of Maryland and an Executive MBA from the J.L. Kellogg School of Management, Northwestern University.

Aaron Davidson. Mr. Davidson is a Managing Director of H.I.G. Capital Management Inc. and focuses on investment opportunities in the life sciences sector. Prior to joining H.I.G. in 2004, he was a Vice President with Ventures West with a focus on venture investing in life science companies. Mr. Davidson began his career with Eli Lilly Company, one of the largest global pharmaceutical companies. He spent a decade with Lilly in various management roles in the United States and Canada including business development, strategic planning, market research, and financial planning. After Lilly he spent a year as the Vice-President of Corporate Business Development at SYN-X Pharma. Mr. Davidson currently serves on the boards of Alder Biopharmaceuticals, HyperBranch Medical Technology, NeurAxon Inc., Novadaq and Tranzyme Pharmaceuticals. He served on the board of Salmedix Inc. prior to Cephalon’s acquisition of Salmedix in June 2005 and the board of Oncogenex Pharmaceuticals prior to their public listing. Aaron earned his MBA from Harvard Business School and a Bachelor of Commerce degree from McGill University.

Anthony Griffiths. Mr. Griffiths is Chairman of the Board of Directors of the Corporation and is currently an independent business consultant and corporate director. Mr. Griffiths became the Chairman of Mitel Corporation, a telecommunications company, in 1987, and also assumed the positions of President and Chief Executive Officer in addition to that of Chairman from 1991 to 1993. Mr. Griffiths is also the Chairman of Russel Metals Inc., and a director of Vitran Corporation, Fairfax Financial Holdings Limited, Jaguar Mining Inc. and the Brick Group.

Harold O. Koch, Jr. For the past 38 years Mr. Koch has held senior management positions in research and development, regulatory, and business development in the pharmaceutical and Class III medical device fields. Mr. Koch was the Vice President of Business Development & Scientific Affairs and later Senior Vice President at Pamlab L.L.C., a developer, licensor and marketer of pharmaceutical products since July 2002, and effective January 1, 2012, became the Executive Vice President and Chief Scientific Officer of Pamlab. Prior to joining Pamlab, Mr. Koch held senior management positions with Rorer Group, Cooper Companies, Akorn, Inc., Santen, Inc. and has consulted for various ophthalmic biotechnology companies. Mr. Koch holds 3 US patents in ophthalmology, one of which is the leading viscoelastic product in the US (Viscoat), with annual sales in excess of US$100 million. Mr. Koch holds a Bachelor of Science degree in medical microbiology from Texas A&M University and is an active member of the Licensing Executives Society.

Joel I. Shalowitz. Dr. Shalowitz is Professor and Director of Health Industry Management at Northwestern University’s Kellogg School of Management and Professor of Preventive Medicine at the Feinberg School of Medicine. He is also Visiting Professor of Health Industry Management at the Schulich School of Business at York University in Toronto. He also co-founded and is managing

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partner of a 20 member primary care group in the suburban Chicago area, where he practiced internal medicine for 21 years. His honours include Fellowship in the American College of Physicians, Fulbright Scholarship at the Schulich Business School, York University in Toronto (2004) and Fulbright Senior Specialist and Visiting Professorship at Keio University Medical School in Tokyo (2007). His recent co-authored books are: Strategic Marketing For Health Care Organizations: Building A Customer-Driven Health System (Jossey-Bass, 2008) and Medical Innovation and Government Intervention (Taloustieto Oy, 2009). Dr. Shalowitz received his Sc.B. and M.D. degrees from Brown University and his MBA degree from Northwestern University. He also completed post-graduate internal medicine training at Northwestern.

Joseph Sobota. Dr. Sobota has over 15 years of experience with life science start-up companies as a founder, board member, senior management executive and consultant. Since 2001, he has been Managing Director of the Apjohn Group, LLC, a business development and accelerator group focused on life science opportunities. Dr. Sobota was also a General Partner and Founder of Apjohn Ventures capital organization. Other past positions include Chief Executive Officer of Rubicon Genomics, a leader in nucleic acid amplification, President and Chief Operating Officer of Biopure and Executive Vice President and Chief Operating Officer of Chugai-Upjohn. Dr. Sobota holds an M.D. from Georgetown University and completed his post-graduate residency training at Tulane University and the National Institutes of Health. He is board certified in anatomic and clinical pathology and has held faculty appointments as visiting Professor of Pathology at Dartmouth Medical School and as Adjunct Professor of Medicine at Northwestern University School of Medicine.

Julia Levy. Dr. Levy has served in several key senior posts at QLT, including Chief Scientific Officer and Vice President, as well as President and CEO from 1995 to February 2002. Dr. Levy has also been a director of QLT since 1983. In December 2006, Dr. Levy retired from the Board of Directors and became a Director Emerita. Under her leadership, QLT recorded the strongest period of growth in company history and earned a reputation for achieving milestones, including FDA approval for Visudyne® therapy to treat age-related blindness in April, 2000. Following her doctorate degree in immunology from the University of London, Dr. Levy was awarded an Industrial Professorship in the Department of Microbiology from the University of British Columbia and is the recipient of several honorary degrees. A fellow of the Royal Society of Canada and former President of the Canadian Federation of Biological Sciences, Dr. Levy has earned numerous awards and honours including an appointment as an Officer of the Order of Canada in 2001, the Female Entrepreneur of the Year for International Business in 1998, Pacific Canada Entrepreneur of the Year in 2000 and the Future of Vision Award from the Foundation Fighting Blindness in 2001.

William A. Mackinnon. Mr. Mackinnon was Chief Executive Officer of KPMG Canada from April, 1999 until his retirement in December 2008. Mr. Mackinnon joined KPMG Canada in 1971, became a partner in 1977, the Toronto Managing Partner in 1988 and the Greater Toronto Managing Partner in 1992. He obtained the FCA designation from the Institute of Chartered Accountants of Ontario in 1994 and, during the period between 1999 and 2002, became a member of the Board of Directors of each of KPMG Canada, KMPG International and KMPG Americas. He is an active volunteer and currently serves as Chair of the Board of Directors and Executive Committee member of the Toronto East General Hospital, as Chair of the Board of the Canadian Institute of Chartered Accountants and as a member of the board of The Toronto Community Foundation and Roy Thomson Hall. Mr. Mackinnon is also a director of Telus Corp., Pioneer Petroleum, Osisko Mining Corporation and the Public Service Pension Investment Board. Mr. Mackinnon holds a Bachelor of Commerce from the University of Manitoba.

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G. Steven Burrill. Mr. Burrill is the Chief Executive Officer of Burrill & Company, a diversified global financial services firm focused on the life sciences industry. Prior to founding the firm in 1994, Mr. Burrill spent 28 years with Ernst & Young, directing and coordinating the firm’s services to clients in the biotechnology/life sciences/high technology/manufacturing industries worldwide. In addition to Novadaq, he currently serves on the Boards of Directors of AliveCor, Catalyst Biosciences, Depomed (NASDAQ: DEPO), NewBridge, Proventys, Targacept (NASDAQ: TRGT) and XDx. Previously he served as Chairman of the Boards of BioImagene, Abunda Nutrition and Pharmasset. Mr. Burrill is a founder and currently serves as Chairman of the Board of the National Science and Technology Medals Foundation (NSTMF). Additionally, he serves as Chairman of the San Francisco Mayor’s Biotech Advisory Committee (MAYBAC). Mr. Burrill chaired the National Research Council study on linkages in biotechnology between Japan and the United States, and was also involved with the US-Japan Science and Technology Agreement Study of Technology Transfer Mechanisms between the United States and Japan. Other not-for-profit activities include serving on the Boards of Directors of the Life Science Foundation (Chairman), the World Council for Ethical Standards (Chairman), the Vilas County (Wisconsin) Economic Development Corporation (VCEDC) (Chairman), the National Health Museum (Vice Chairman), the Bay Area Science Infrastructure Consortium, BayBio (Emeritus), California Healthcare Institute (Emeritus), The Exploratorium (Emeritus), The Kellogg Center for Biotechnology, the MIT Center for Biomedical Innovation, BIO Ventures for Global Health (BVGH), the Harvard Medical School Genetics Advisory Council and the NIH Scientific Management Review Board. He serves on the editorial boards of Scientific American, the Journal of Commercial Biotechnology and Life Science Leader, and also serves on the advisory boards of the Center for Policy on Emerging Technologies (C-PET) and BioAg Gateway, City of Madison. He is an advisor to the University of Illinois Institute for Genomic Biology, the University of Wisconsin-College of Agriculture and Life Sciences, the University of Minnesota College of Biological Sciences and Duke University, and is an adjunct professor at the University of California, San Francisco. He also serves on the Advisory Boards for the Department of Biology at San Francisco State University and the Biotechnology Master’s Program in the Department of Biology at the University of San Francisco. He serves on the BioNJ Diagnostics and Personalized Medicine Committee.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Griffiths was formerly a director of Consumers Packaging Inc. until April 2002. The company filed for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in 2001 and cease trade orders were issued in 2003 due to failure to file financial statements. The cease trade orders were temporarily lifted in order to permit the consummation of a court sanctioned sale of substantially all of the company’s Canadian assets to a third party. The company later filed an assignment in bankruptcy.

Mr. Griffiths was a director of Brazilian Resources Inc. until June, 2004. The company was subject to a cease trade order issued by the BCSC due to the late filing of financial statements on June 10, 2003, which was revoked on July 8, 2003. The company was also subject to a cease trade order issued by the Ontario Securities Commission on June 12, 2003. All required documents were filed by the company and the cease trade order was revoked by the BCSC on July 8, 2003 and by the OSC on July 29, 2003.

Mr. Griffiths was a director of AbitibiBowater Inc. until June 2010. The company and certain of its U.S. and Canadian subsidiaries filed for protection in Canada under the CCAA and in the United States under Chapter 11 of the United States Bankruptcy Code in April 2009.

Mr. Griffiths was formerly a director of PreMD Inc. until February 2010, and, in connection with the voluntary delisting of the company’s shares from the TSX, cease trade orders were issued in April

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2009 requiring all trading in and all acquisitions of securities of the company to cease permanently due to the company’s failure to file continuous disclosure materials requires by Ontario securities law. The cease trade orders are still in effect.

Mr. Griffiths was also a director of Slater Steel Inc. until August 2004, which operated under the protection of the CCAA in an orderly wind-down in June 2003. In addition, the company and the Canadian court ordered monitor filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code with respect to the company’s United States and Canadian subsidiaries.

Other than as noted above, no director or executive officer of the Corporation is, or within the past ten years has (i) been a director, chief executive officer or chief financial officer of a company that was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) been a director of a company that, while the nominee was acting in that capacity, made a proposal under legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, trustee or receiver manager appointed to hold its assets; or (iii) was subject to a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in that capacity.

STATEMENT ON CORPORATE GOVERNANCE PRACTICES

The statement on corporate governance practices prepared by the Governance Committee is attached hereto as Appendix “A”.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This compensation discussion and analysis (“CD&A”) describes and explains the Corporation’s policies and practices with respect to the 2011 compensation of its named executive officers, being its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and the three most highly compensated executive officers other than the CEO and CFO (collectively with the CEO and CFO, the “NEOs”).

The Corporation’s executive compensation program is administered by the Compensation Committee. The Compensation Committee has, as a part of its mandate, responsibility to review the remuneration of the officers of the Corporation, including the NEOs. The Compensation Committee also evaluates the performance of the Corporation’s executive officers and reviews the design and competitiveness of the Corporation’s incentive compensation programs. The compensation of the NEOs in 2011 was consistent with the Corporation’s historical practices and in accordance with its compensation philosophy and objectives, as set forth below.

Overview of Compensation Philosophy

The Corporation’s executive compensation philosophy is to provide competitive compensation to attract and retain talented high-achievers capable of achieving the Corporation’s strategic and

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performance objectives. Consistent with this philosophy, the primary objectives of the Corporation’s compensation program for its NEOs are:

•	to attract and retain talented, high-achieving executives critical to the success of the Corporation and the creation and protection of long-term Shareholder value;

•	to motivate the Corporation’s Management team to meet operating, strategic, financial and non-financial objectives; and

•

to align the interests of Management and the Corporation’s Shareholders by emphasizing performance based compensation that recognizes individual and the Corporation’s performance, which help to create long-term Shareholder value.

Recruiting and Retention

The Corporation believes that providing competitive overall compensation enables the Corporation to attract and retain qualified executives and other personnel. A competitive, fixed base salary is essential for this purpose. In addition, grants of long-term incentives, in the form of time-vested stock options, serve to further encourage the retention of the Corporation’s NEOs while incenting Management to create and protect Shareholder value.

Aligning Management and Shareholders

The Corporation’s compensation program seeks to align Management interests with Shareholder interests through both short-term and long-term incentives linking compensation to performance. The short-term incentive is an annual cash bonus which is linked to individual performance and the Corporation’s performance. Further, long-term incentives of stock option grants comprise a significant portion of overall compensation for the Corporation’s NEOs. The Compensation Committee believes this is appropriate because it creates a direct correlation between variations in the Corporation’s share price (which is based in part on the Corporation’s financial performance) and the compensation of its NEOs, thereby aligning the interests of the Corporation’s executives and Shareholders.

The current members of the Compensation Committee are Mr. Aaron Davidson, Dr. Joseph Sobota and Dr. Julia Levy. Each member of the Compensation Committee is independent within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices. Committee members have direct experience relevant to their responsibilities based on the senior positions held from both current and previous employment positions which provide the skill and experience to make decisions on the suitability of the Company’s compensation policies and practices.

Among the responsibilities of the Compensation Committee are the following:

•	reviewing and making recommendations to the Board with respect to the Corporation’s overall compensation and benefits philosophies;

•

reviewing and making recommendations to the Board with respect to the Corporation’s overall compensation for its NEOs and each element of such compensation, including base salary, annual bonus, long-term incentive grants, and other benefits and perquisites;

•	reviewing and approving corporate goals and objectives relevant to the CEO and other members of senior management and evaluating their performance in light of such goals and objectives;

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•	reviewing and making recommendations to the Board with respect to option grants and bonus allocations to eligible non-executive employees; and

•	administering the Corporation’s employee share stock option plan.

In making its annual recommendations and determinations as to the Corporation’s executive compensation, the Compensation Committee receives input from Management, but decisions made by the Compensation Committee in determining compensation for the Corporation’s officers and directors are the responsibility of the Compensation Committee and may reflect factors and considerations other than the information and recommendations provided by Management.

Role of Management in Determining Compensation

Although the Compensation Committee is responsible for determining and, where necessary, making recommendations to the Board on the compensation of the Corporation’s NEOs, the CEO and other members of Management assist the Compensation Committee in this process by compiling information to be used by the Compensation Committee in its compensation determinations, reporting on historical compensation levels and methods within the Corporation, reviewing and reporting on the performance of the non-CEO executive officers and compiling and assessing information respecting compensation levels of officers having similar positions at companies with similar revenues and businesses. Management also assists in advising as to the NEOs’ performance in relation to their respective entitlements to an annual bonus. See below under “Elements of Executive Compensation — Annual Bonus”.

The Compensation Committee believes the CEO provides useful input in advising on recommended levels of compensation for the other NEOs because, due to his frequent interaction with these officers, the CEO is best positioned to assess their performance and their contribution to the Corporation. While the CEO may attend meetings of the Compensation Committee to provide such advice and recommendations, he is not a member of the Compensation Committee and he is not entitled to vote on matters before the Compensation Committee. The CEO also is not present during in-camera sessions of the Compensation Committee and during discussion of his own compensation, whether at the Compensation Committee or Board level.

In November 2011, the Compensation Committee engaged an executive compensation consultant to provide an executive employee compensation review for 2012. The review is to encompass all aspects of compensation in comparison to industry peers.

Elements of Executive Compensation

Compensation of the Corporation’s NEOs for the fiscal year ended December 31, 2011 included the following components:

•	base salary;

•	annual cash bonus;

•	stock options; and

•	employee share purchase plan.

The Corporation believes these elements of compensation, when combined, form an appropriate mix of compensation because they provide for stable income, in the case of base salary, as well as an appropriate balance between short-term (annual bonus) and long-term incentives (option grants) to induce and reward behaviour that creates value for Shareholders.

pg. 14

Base Salary

The Compensation Committee recommends the compensation of the Corporation’s senior executives, including the President and CEO, for approval by the Board. The Compensation Committee sets the compensation for senior executive officers (other than the President and CEO) on the recommendation of the Chairman of the Board, and the President and CEO. The objective of the Compensation Committee is to set compensation which is competitive for the markets in which the Corporation operates. Compensation is intended to approximate competitive levels for similar positions in similar organizations of comparable size. In making its determinations, the Compensation Committee considers the executive’s experience and established or expected performance.

Annual Bonus

The annual bonus plan rewards executives based upon a number of factors, including achievement by the Corporation of certain financial and non-financial objectives. The plan is intended to reward achievement of annual budget targets as well as other personal objectives.

Stock Options

The Corporation’s Option Plan is intended to serve as a long-term incentive plan that will align the interests of the Corporation’s, directors, officers, employees and consultants with the interests of the Shareholders. Once annually, the CEO develops a list of options to be granted to executives based on company performance, personal performance and industry benchmarks. The CEO submits this list to the Compensation Committee who reviews in Committee and further recommends to the Board for approval. In November 2011, the Compensation Committee engaged the services of an executive compensation consultant to include stock option grants as part of an executive compensation review. For further information regarding the Option Plan, please see the section entitled “Equity Compensation Plans” found elsewhere in this Circular.

Perquisites and Other Benefits

The perquisites provided to the Corporation’s NEOs in 2011 were limited to car allowances. None of the NEOs received perquisites that amounted to greater than $10,000.

Compensation payable to each NEO is largely based on the achievement of certain performance goals. Performance goals affect option grants and annual cash bonuses, and are considered in assessing annual salary adjustments. Performance goals are established annually and designed to align with the Corporation’s strategic objectives. Performance goals for the financial year ended December 31, 2011 included a number of internal targets relating to revenue, research & development, corporate development and personal goals established between the NEOs and the Board of the Corporation. Given the Corporation’s stage of operations, these performance goals are generally based on achieving specified milestones within time and budget parameters. Compensation payable to a NEO may be adjusted up or down based on attainment of performance goals and broader conditions.

The Corporation does not engage in nor permit any NEO or director to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

pg. 15

Risks

The Compensation Committee meets annually to review and recommend to the Board, the CEO’s plan for compensation of directors and officers. The Committee also meets periodically throughout the year to address issues of stock option grants, compensation for new senior employees, and to review any reports provided by compensation consultants. In order to identify and mitigate compensation policies and practices that could encourage an NEO at a principal business unit or division to take inappropriate or excessive risks, the Corporation ensures that its Board of Directors has oversight, through the Compensation Committee, regarding compensation metrics that are aligned with long term value growth of the Company. The Corporation has hired an external compensation consultant to ensure that its compensation policies and practices are aligned with industry standards, and are reasonably unlikely to have a material adverse effect on the Company.

SHAREHOLDER RETURN PERFORMANCE GRAPH

Below is a line graph that compares (a) the yearly cumulative total Shareholder return on the Corporation’s common shares with (b) the cumulative total return of the TSX Composite Index for the period of time indicated, assuming an initial investment of $100.

The trend shown in the above graph does not necessarily correspond to the Corporation’s compensation to its NEOs for the financial year ended December 31, 2011 or for any prior fiscal periods. The trading price of the Corporation’s common shares is subject to fluctuation based on several factors, many of which are outside the control of the Corporation. In determining compensation, the Corporation strives to be competitive in order to attract and retain talented high-achievers capable of achieving the Corporation’s strategic and performance objectives. See “Overview of Compensation Philosophy”.

pg. 16

SUMMARY COMPENSATION TABLE

The following tables provide information respecting compensation received in or in respect of the financial year ended December 31, 2011 by each of the Corporation’s NEOs, who are the following executive officers of the Corporation: (a) the CEO, (b) the CFO and (c) the other three most highly compensated executive officers during the financial year ended December 31, 2011.

Name and Principal Position	Year	Salary(2) ($)	Option Based Awards ($)	Employee Share Purchase Plan ($)	Annual Incentive Plans ($)	All Other Compensation(3) ($)	Total Compensation ($)
Dr. Arun Menawat(1) President and Chief Executive Officer	2009 2010 2011	295,832 328,032 356,764	127,800 105,500 74,250	29,583 32,803 35,234	Nil 63,113 151,668	7,881 8,739 9,100	461,096 538,187 627,016
Mr. Stephen Purcell Chief Financial Officer	2009 2010 2011	109,351 128,653 161,780	42,600 63,300 74,250	3,271 3,768 3,182	Nil 24,274 60,667	5,254 5,826 6,067	160,476 225,821 305,946
Dr. Rick Mangat Senior Vice President and General Manager	2009 2010 2011	157,618 174,774 207,280	85,200 63,300 74,250	Nil Nil Nil	Nil 38,839 101,112	6,567 7,282 7,583	249,385 284,195 390,226
Mr. Roger Deck Vice President, Operations	2009 2010 2011	131,349 145,645 161,780	56,800 63,300 74,250	13,135 14,565 11,838	Nil 24,274 75,834	5,254 5,826 6,067	206,538 253,609 329,769
Ms. Mary Kay Baggs Senior Vice President, Marketing and Business Development	2009 2010 2011	143,500 150,000 160,000	71,000 63,300 74,250	Nil Nil Nil	Nil 24,274 75,000	7,800 7,800 7,800	222,300 245,374 317,050
(1)	Dr. Menawat’s compensation is derived solely from his role as President and Chief Executive Officer of the Corporation. Dr. Menawat does not receive compensation for his role as a Director of the Corporation.
(2)	Amounts are shown in US dollars, the Corporations reporting currency. For the five listed NEOs above, the change in salary from 2009 to 2010 reflects a change in the exchange rate and not an actual increase in salaries. Amounts actually paid in Canadian dollars have been translated at the average exchange rate during 2011 of .9899 Canadian dollars per US dollar.
(3)	“All Other Compensation” comprises car allowances paid to NEOs.

Option Based Awards

Executive option based awards, granted on May 20, 2011, utilized the Black-Scholes model to determine the fair market value of USD$2.97 per option. The Black-Scholes model was used to determine the fair market value of executive option-based rewards because the Corporation’s option based reward plan has standard structure and vesting conditions, and the Black-Scholes model is the standard model used within the industry for accounting for equity based payments. The input factors to determine the value were volatility of 66%, excise price of USD$4.26, interest rate of 1.98%, expected life of 8.6 years. In converting values from Canadian to U.S. currency the Corporation utilized an exchange rate of 1.027.

The Corporation did not, at any time during the 2011 financial year, adjust, amend, cancel, replace or significantly modify the exercise price of options previously awarded to, earned by, paid to, or payable to, an NEO.

pg. 17

Annual Incentive Payments

Annual incentive payments were based upon the Corporation’s performance, personal performance, industry benchmarks, recommended by the CEO and approved by the Compensation Committee for further approval by the Board. Incentive payments occurred no later than December 31, 2011.

The Summary Compensation Table reports all amounts earned for financial year, 2011. All amounts included in the annual incentive plans were paid before year-end, 2011.

Annual incentive payments were cash bonuses paid in full during the financial year, to NEOs based on corporate and individual performance, as recommended by the CEO and approved by the Board of Directors.

All Other Compensation

All other compensation comprises car allowances for business use of personal vehicles.

Pension Plan Benefits

The Corporation does not offer pension plans including defined benefit or defined contribution plans to employees nor does it provide compensation related to any type of pension plan.

pg. 18

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards

The following table provides information regarding the option based awards for each NEO outstanding as of December 31, 2011.

The process the Corporation uses to grant option-based awards to executive officers is described in the “Stock Options” section of the CD&A.

Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)
Dr. Arun Menawat President and Chief Executive Officer	199,535 233,178 10,000 50,000 90,000 50,000 25,000	1.07 1.07 9.50 6.50 2.50 2.75 4.15	April 13, 2013 March 29, 2015 December 13, 2015 August 17, 2017 March 19, 2019 April 2, 2020 May 20, 2021	784,173 916,390 Nil Nil 225,000 112,500 21,250
Mr. Stephen Purcell Chief Financial Officer	7,500 12,500 30,000 30,000 25,000	4.01 1.76 2.50 2.75 4.15	May 15, 2018 August 1, 2018 March 19, 2019 April 2, 2020 May 20, 2021	7,425 40,500 75,000 67,500 21,250
Dr. Rick Mangat Senior Vice President and General Manager	16,322 25,000 60,000 30,000 25,000	1.07 6.50 2.50 2.75 4.15	March 29, 2015 August 17, 2017 March 19, 2019 April 2, 2020 May 20, 2021	64,145 Nil 150,000 67,500 21,250
Mr. Roger Deck Vice President, Operations	93,271 15,000 25,000 40,000 30,000 25,000	1.07 9.50 6.50 2.50 2.75 4.15	February 16, 2014 December 13, 2015 August 17, 2017 March 19, 2019 April 2, 2020 May 20, 2021	366,555 Nil Nil 100,000 67,500 21,250
Ms. Mary Kay Baggs Senior Vice President, Marketing and Business Development	20,986 10,000 25,000 50,000 30,000 25,000	1.07 9.50 6.50 2.50 2.75 4.15	March 29, 2015 December 13, 2015 August 17, 2017 March 19, 2019 April 2, 2020 May 20, 2021	82,475 Nil Nil 125,000 67,500 21,250

pg. 19

The following table provides information regarding the value on vesting of incentive plan awards for the financial year ended December 31, 2011.

Incentive Plan Awards Value Vested or Earned in 2011

Name	Option Awards Value (1) ($)	Non-equity incentive plan ($)
Dr. Arun Menawat President and Chief Executive Officer	28,817	Nil
Mr. Stephen Purcell Chief Financial Officer	23,837	Nil
Dr. Rick Mangat Senior Vice President and General Manager	18,706	Nil
Mr. Roger Deck Vice President, Operations	13,987	Nil
Ms. Mary Kay Baggs Senior Vice President, Marketing and Business Development	16,346	Nil

(1)	Options which vested in 2011 were “in-the-money” at year-end. The amount is based on the difference between the market price of the underlying security on the date it vested during 2011 and the exercise price of the option times the number of options that vested.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Each of the Corporation’s NEOs, as of December 31, 2011, is a party to an employment agreement with the Corporation that sets forth certain instances where payments and other obligations arise on the termination of their employment (whether voluntary, involuntary, or constructive), or upon a change of control. Such obligations and other significant factors for each contract are summarized as:

Dr. Arun Menawat. The employment agreement with Dr. Menawat is for an indefinite term, subject to the termination provisions within the agreement. The agreement provided for a base salary of CDN$280,000, which is subject to annual review and adjustment, and eligibility to receive an annual bonus based on a target of 40% of the amount of Dr. Menawat’s base salary, which amount may be increased by the Board in its sole discretion. As at January 1, 2012, Dr. Menawat’s annual salary was CDN$352,840 and will remain effective going forward. The agreement contains non-solicitation and non-competition covenants in favour of the Corporation which apply during the term of Dr. Menawat’s employment and for a period of two years following the termination of his employment (one year for his non-competition covenant if terminated otherwise than for cause), and confidentiality covenants in favour of the Corporation which apply indefinitely. In addition, if Dr. Menawat is terminated for any reason other than for cause, Dr. Menawat will receive an amount equal to the aggregate of his base salary and bonus in respect of the current fiscal year. If Dr. Menawat is terminated or resigns for good reason (as defined therein) upon a change of control, Dr. Menawat will receive an amount equal to two times the sum of his base salary in respect of the current fiscal year and the average of his bonus in respect of the past and current year and all of his outstanding options will vest, to the extent that they were previously unvested. In such circumstances, Dr. Menawat will also receive benefits for two years following termination or resignation for good reason or alternatively, he shall receive the costs of replacing the benefits for the same period.

pg. 20

Stephen Purcell. The employment agreement with Mr. Purcell is for an indefinite term, subject to the termination provisions within the agreement. The agreement provided for a base salary of CDN$125,000 which is subject to annual review and adjustment. As at January 1, 2012, Mr. Purcell’s annual salary was CDN$160,000. The agreement contains non-solicitation and non-competition covenants in favour of the Corporation which apply during the term of Mr. Purcell’s employment and for a period of two years following the termination of his employment, and confidentiality covenants in favour of the Corporation which apply indefinitely. In addition, if Mr. Purcell is terminated for any reason other than for cause, Mr. Purcell will receive his base salary and benefits for six months following his termination.

Dr. Rick Mangat. The employment agreement with Dr. Mangat is for an indefinite term, subject to the termination provisions within the agreement. The agreement provided for a base salary of CDN$120,000 which is subject to annual review and adjustment. As at September 1, 2011, Dr. Mangat’s annual salary was increased to CDN$215,000. The agreement contains non-solicitation and non-competition covenants in favour of the Corporation which apply during the term of Dr. Mangat’s employment and for a period of two years following the termination of his employment, and confidentiality covenants in favour of the Corporation which apply indefinitely. In addition, if Dr. Mangat is terminated for any reason other than for cause, Dr. Mangat will receive his base salary and benefits for six months following his termination.

Roger Deck. The employment agreement with Mr. Deck is for an indefinite term, subject to the termination provisions within the agreement. The agreement provided for a base salary of CDN $110,000 which is subject to annual review and adjustment. As at January 1, 2012, Mr. Deck’s annual salary was CDN$160,000. The agreement contains non-solicitation and non-competition covenants in favour of the Corporation which apply during the term of Mr. Deck’s employment and for a period of two years following the termination of his employment, and confidentiality covenants in favour of the Corporation which apply indefinitely. In addition, if Mr. Deck is terminated for any reason other than for cause, Mr. Deck will receive his base salary and benefits for six months following his termination.

Mary Kay Baggs. The employment agreement with Ms. Baggs is for an indefinite term, subject to the termination provisions within the agreement. The agreement provided for a base salary of CDN$125,000 which is subject to annual review and adjustment. As at January 1, 2012, Ms. Baggs’ annual salary was CDN$160,000. The agreement contains non-solicitation and non-competition covenants in favour of the Corporation which apply during the term of Ms. Baggs’ employment and for a period of two years following the termination of her employment, and confidentiality covenants in favour of the Corporation which apply indefinitely. In addition, if Ms. Baggs is terminated for any reason other than for cause, Ms. Baggs will receive her base salary and benefits for six months following her termination.

pg. 21

Payments on Termination or Change of Control

The following table provides details regarding the estimated incremental payments, payables and benefits from the Corporation to each of the NEOs assuming termination on December 31, 2011(1):

Name	Severance (Base Salary) ($)(2)	Severance (Bonus) ($)(2)	Severance (Value of Benefits) ($)(2)	Total ($)(2)
Dr. Arun Menawat (1) President and Chief Executive Officer	356,764	151,668	173,155	681,587
Mr. Stephen Purcell Chief Financial Officer	80,890	Nil	Nil	80,890
Dr. Rick Mangat Senior Vice President and General Manager	107,500	Nil	Nil	107,500
Mr. Roger Deck Vice President, Operations	80,890	Nil	Nil	80,890
Ms. Mary Kay Baggs Senior Vice President, Marketing and Business Development	80,000	Nil	Nil	80,000

(1)

In the event of a change of control, the employment agreement with Dr. Menawat provides that he would be entitled to twice the amounts reflected, for base salary and severance, for a total amount of $1,016,864. Also, in the event of a change of control, the agreement provides for the 88,333 options with a “in-the-money” value of $173,155 as at December 31, 2011 subject to the accelerated vesting entitlement.

(2)

Amounts are shown in US dollars, the Corporations reporting currency. Amounts actually paid in Canadian dollars have been translated at the average exchange rate during 2011 of .989 Canadian dollars per US dollar.

Director Compensation

The directors of the Corporation, other than the President and CEO, were paid in respect of the financial year-ended December 31, 2011 an annual fee of CDN$10,000 for their services, as well as a fee of CDN$1,000 for each meeting of the Board attended (CDN$500 if attended by teleconference). In addition, each member of any Committee of the Board received CDN$500 for each meeting of such Committee attended (whether in person or by teleconference), provided however that if any such meeting was held coincidentally or in seriatim with another meeting of either the Board or other committee of the Board, such fee was CDN$250.

Directors of the Corporation are also eligible to receive stock option grants. During the fiscal year 2011, each of Mr. Aaron Davidson, Mr. Anthony Griffiths, Mr. Harold Koch, Jr., Dr. Joseph Sobota, Dr. Julia Levy, Dr. Joel Shalowitz and Mr. William Mackinnon were granted 7,500 stock options under the Corporation’s Option Plan. Mr. G. Steven Burrill was granted 15,000 stock options. Options are granted to directors on an ad hoc basis so as to ensure that all directors have, from time to time, unvested options of the Corporation. The Corporation believes that the unvested options help align the interests of the directors with those of the Corporation. Except as set out above, directors are not eligible to receive other compensation.

pg. 22

Director Compensation Table

The following table provides information regarding compensation paid to the Corporation’s non-executive directors during the financial year ended December 31, 2011.

Name	Fees earned ($)(1)	Option based awards ($)(2)	All other compensation ($)	Total ($)

Mr. Aaron Davidson	7,331	22,275	Nil	29,606

Mr. Anthony Griffiths	14,914	22,275	Nil	37,189

Mr. Harold O. Koch, Jr.	15,500	22,275	Nil	37,775

Dr. Joseph Sobota	14,500	22,275	Nil	36,775

Mr. William Mackinnon	16,684	22,275	Nil	38,959

Dr. Julia Levy	15,420	22,275	Nil	37,695

Dr. Joel Shalowitz	14,500	22,275	Nil	36,775

G. Steven Burrill	6,750	44,550	Nil	51,300

(1)

Directors’ services to the Corporation include attendance during Board and Committee meetings, and the provision of governance and oversight. The level of compensation is determined by benchmarking peer companies within our industry.

(2)

The amounts in this column represent the grant date fair value of options granted during 2011 and may not represent the amounts the Directors will actually realize from the awards. The grant date fair value of the options granted during 2011 has been estimated at the date of grant in accordance with Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants using a Black-Scholes option pricing model.

pg. 23

Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each Director outstanding as of December 31, 2011.

Name	Number of Securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)
Mr. Aaron Davidson	6,250 5,100 5,500 7,500 7,500	6.50 4.01 3.09 4.26 4.15	August 17, 2017 May 15, 2018 May 21, 2019 May 20, 2020 May 20, 2021	Nil 5,049 10,909 5,550 6,375
Mr. Anthony Griffiths	27,981 7,500 3,400 5,100 5,500 7,500 7,500	1.07 8.07 6.50 4.01 3.09 4.26 4.15	September 30, 2013 September 5, 2016 August 17, 2017 May 15, 2018 May 21, 2019 May 20, 2020 May 20, 2021	109,965 Nil Nil 5,049 10,505 5,550 6,375
Mr. Harold O. Koch, Jr.	7,500 3,400 5,100 5,500 7,500 7,500	7.74 6.50 4.01 3.09 4.26 4.15	May 24, 2017 August 17, 2017 May 15, 2018 May 21, 2019 May 20, 2020 May 20, 2021	Nil Nil 5,049 10,505 5,550 6,375
Dr. Joel Shalowitz	15,000 7,500	3.82 4.15	August 31, 2020 May 20, 2021	17,700 6,375
Dr. Joseph Sobota	7,500 3,400 5,100 5,500 7,500 7,500	7.74 6.50 4.01 3.09 4.26 4.15	May 24, 2017 August 17, 2017 May 15, 2018 May 21, 2019 May 20, 2020 May 20, 2021	Nil Nil 5,049 10,505 5,550 6,375
Dr. Julia Levy	15,000 5,500 7,500 7,500	1.76 3.09 4.26 4.15	August 1, 2018 May 21, 2019 May 20, 2020 May 20, 2021	48,600 10,505 5,550 6,375
Mr. William Mackinnon	15,000 7,500 7,500	3.09 4.26 4.15	May 21, 2019 May 20, 2020 May 20, 2021	28,650 5,550 6,375
Mr. G. Steven Burrill	15,000	4.15	May 20, 2021	12,750

pg. 24

The following table provides information regarding the value on vesting of incentive plan awards for the financial year ended December 31, 2011.

Incentive Plan Awards Vested or Earned in 2011

Name	Option Awards – Value (1) ($)
Mr. William Mackinnon	7,381
Mr. Aaron Davidson	2,274
Mr. Anthony Griffiths	2,274
Mr. Harold O. Koch, Jr.	2,274
Dr. Joseph Sobota	2,274
Dr. Julia Levy	10,762
Dr. Joel Shalowitz	Nil
Mr. G. Steven Burrill	Nil
(1)

The amount is based on the difference between the market price of the underlying security on the date it vested during 2011 and the exercise price of the option times the number of options that vested.

COMPOSITION OF THE HUMAN RESOURCES/COMPENSATION COMMITTEE

None of the members of the Compensation Committee are currently, or were during the financial year ended December 31, 2011, an officer or employee of the Corporation. No member of the Compensation Committee is, or during the financial year ended December 31, 2011 was, indebted to the Corporation or any of its subsidiaries, or to any other entity where such debt is supported by a guarantee, support agreement, letter of credit or other similar arrangement or understanding, provided by the Corporation or its subsidiaries. Except as described or referred to in this Circular, no member of the Compensation Committee has, or had during the financial year ended December 31, 2011, any material interest in any transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

EQUITY COMPENSATION PLANS

Description of Corporation’s Stock Option Plan

Effective as of March 29, 2005, and as amended and restated (as discussed below), the Board approved the Option Plan whereby options are granted at the current fair market value of the underlying common shares of the Corporation, in accordance with the terms of the Option Plan applicable to all employees, senior officers, directors and consultants of the Corporation. The maximum number of common shares that may be issued under the Option Plan may not exceed 10% of the number of outstanding common shares of the Corporation from time to time. As at April 18, 2012, 2,588,711 options have been granted under the Option Plan and based upon 39,809,761 common shares being issued and outstanding as of the date hereof, there remain 1,392,265 common shares that have not been allocated under the Option Plan.

pg. 25

At the meeting of Shareholders of the Corporation held on May 15, 2008, the Shareholders ratified, confirmed and approved an amendment to the then existing Option Plan extending the maximum term of the options from five (5) years to ten (10) years. The extension applied to all options which were outstanding as of March 17, 2007, being the date the board amended the Option Plan, subject to shareholder ratification. The Option Plan was ratified at the Annual and Special Shareholder Meeting held on May 20, 2011.

The Option Plan is administered by the Board and the committees of the Board to which it may delegate authority. The Board is responsible for determining the terms relating to each option, including the number of common shares subject to each option, the exercise price and the expiration date of each option, and the extent to which each option is exercisable during the term of the option. Pursuant to the Option Plan, the price at which the options are granted is equal to the weighted average trading price of the common shares on the exchange where they are listed on the five trading days immediately preceding the date of grant or such greater amount as the Board may determine, provided however that the exercise price of the options shall not be less than the minimum exercise price required by applicable rules of the Toronto Stock Exchange. Options generally vest over a period of three years and must be exercised no later than ten years from the date granted.

Certain restrictions on grants apply, including that the number of common shares reserved for issuance to insiders under the Option Plan and any other securities based compensation arrangements shall not exceed 10% of the outstanding issue of common shares of the Corporation, and the number of common shares issued to insiders, within any one-year period, under the Option Plan and any other securities based compensation arrangements cannot exceed 10% of the outstanding issue of common shares.

The Corporation does not provide financial assistance to optionholders in connection with their participation in the Option Plan. Unless otherwise provided for, upon an optionholder’s employment with the Corporation being terminated by the Corporation, whether with cause or without cause, or upon the optionholder’s resignation (other than for retirement), the expiry date of any vested stock option granted to him or her shall be the earlier of (i) the expiry date shown on the relevant notice of grant and (ii) the date that is thirty (30) days following the date such optionholder ceased to be an employee of the Corporation; all stock options granted that are outstanding but not vested on such date of termination or resignation immediately terminate. If the optionholder dies, retires, ceases to be a director (in the case where an option holder is not an employee or consultant of the Corporation), or ceases to be eligible under the Option Plan due to disability, the expiry date of any vested stock option granted to him or her is the earlier of (i) the expiry date shown on the relevant notice of grant or (ii) the date that is one hundred and eighty (180) days following the date such optionholder retired or ceased to be a director (as the case may be). All stock options granted that are outstanding but not vested on such date immediately terminate.

Each option is non-transferable except by will or by laws of succession in the domicile of the deceased optionholder.

pg. 26

Shares Authorized for Issuance under Equity Compensation Plans

The following table shows information, as of December 31, 2011, on compensation plans under which shares are authorized for issuance.

Plan Category	Number of shares issuable upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of shares available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Plans approved by Shareholders: Stock Option Plan	2,589,211	3.18	687,735
Plans not previously approved by Shareholders	N/A	N/A	N/A
Total	2,589,211	3.18	687,735

(1)	Under the Option Plan, the maximum aggregate number of common shares which may be subject to options under the Option Plan is 10% of the common shares of the Corporation outstanding from time to time.

Description of Corporation’s Employee Share Purchase Plan

Effective as of July 1, 2008, the Board approved an Employee Share Purchase Plan (“ESPP”) for the purpose of encouraging and facilitating common share ownership by employees, to further align the interests of employees with the success of the Corporation, and to attract and retain employees. All full-time employees who have worked at least three consecutive complete months for the Corporation are eligible to be participants (“Participants”). Under the ESPP, a plan administrator was appointed to receive Participant contributions up to 10% of the Participants’ annual base salary, the Corporation matching contributions equal to 15% of Participant contributions, and to use total contributions to purchase common shares on behalf of Participants through the facilities of the primary exchange on which the common shares are listed for trading, being currently the Toronto Stock Exchange. Common shares purchased under the ESPP are subject to a transfer restriction for six months after the date of purchase. Purchase expenses are paid by the Corporation, sale expenses are paid by the Participant. The Corporation may amend, suspend, or terminate the ESPP at any time.

The Corporation confirms there are no other equity compensation plans.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at April 18, 2012, no individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Corporation, and no proposed nominee for election as a director for the Corporation, and no associate of any such director, executive officer or proposed nominee is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries.

pg. 27

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS OR MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Circular, no director or officer of the Corporation, or any associate or affiliate thereof or, to the knowledge of the Corporation, any holder holding 10% or more of the voting shares of the Corporation or any associate or affiliate thereof, has had any material interest, direct or indirect, by way of beneficial ownership of shares or otherwise, in any matter to be acted upon or in any transaction of the Corporation since January 1, 2011, or in any proposed transaction that has materially affected or will materially affect the Corporation or any of its affiliates.

RECEIPT OF SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

Shareholders entitled to vote at the next annual meeting of Shareholders and who wish to submit a proposal in respect of any matter to be raised at such meeting must ensure that the Corporation receives such proposal no later than January 18, 2013.

ADDITIONAL INFORMATION

The Corporation will provide to any person or company, upon receipt of a request by the Corporate Secretary of the Corporation and, in the case of a security holder, without charge, a copy of: (i) the Corporation’s most recent Annual Information Form, together with a copy of any document, or the pertinent pages of any document incorporated therein by reference; (ii) the financial statements for the Corporation’s fiscal year ended December 31, 2011, together with the accompanying report of the auditor, and any interim financial statements of the Corporation that have been filed for any period subsequent to December 31, 2011 and management’s discussion and analysis thereof; and (iii) this Circular. Additional information relating to the Corporation may be accessed on SEDAR at www.sedar.com and the website of the U.S. Securities and Exchange Commission at www.sec.gov. Financial information is provided in the Corporation’s comparative financial statements and MD&A for 2011.

DIRECTORS’ APPROVAL

The undersigned President and Chief Executive Officer of the Corporation certifies that the contents and sending of this Circular have been approved by the Board of the Corporation.

  (Signed) Dr. Arun Menawat

  President and Chief Executive Officer

  April 18, 2012

pg. 28

APPENDIX “A”

STATEMENT ON CORPORATE GOVERNANCE PRACTICES

General

On June 30, 2005, the Canadian Securities Administrators (“CSA”) implemented National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). NI 58-101 and NP 58-201 have replaced the corporate governance guidelines of the TSX and provide for mandated disclosure under NI 58-101 of a corporation’s corporate governance practices, as well as best practices under NP 58-201.

The Board and Management recognize the importance of corporate governance to the effective Management of the Corporation and to its Shareholders. The Corporation’s approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the Corporation are effectively managed so as to enhance Shareholder value. The Board and the Corporation have devoted significant attention and resources to ensuring that the Corporation’s system of corporate governance meets or exceeds applicable legal and stock exchange requirements in both Canada and the United States.

This statement of corporate governance practices has been prepared by the Corporate Governance Committee (the “Governance Committee”).

The following sets out the Corporation’s approach to corporate governance in accordance with NI 58-101F1.

Board of Directors

Independence

The Board is currently comprised of nine (9) directors. The Board is responsible for determining whether or not each director is “independent” (as defined below) and has determined that a majority of the Board (namely Mr. Aaron Davidson, Mr. Anthony Griffiths, Mr. Harold Koch, Jr., Dr. Joseph Sobota, Dr. Joel Shalowitz, Dr. Julia Levy, Mr. William Mackinnon and Mr. G. Steven Burrill) are independent. Pursuant to National Instrument 58-101 and National Instrument 52-110 – Audit Committees, a director is independent if such director has no direct or indirect material relationship with the Corporation, which could, in the view of the Corporation’s Board, be reasonably expected to interfere with the exercise of a member’s independent judgement. Dr. Arun Menawat is not independent under these standards as he is also the President and CEO of the Corporation.

Common Board Memberships

The Board has not adopted a formal policy limiting the number of directors who sit on a board of another public company but believes disclosure of common board memberships is important. Given that many of the directors have a variety of business interests, directors are required to disclose to the Board or any applicable committee thereof any real or perceived conflict in relation to any matter or proposed matter to be considered and in such circumstances it is the Board’s policy that such directors excuse themselves from all deliberations of such matters.

There are currently four directors who are members of a board of another public company. Mr. Griffiths is also a director of Vitran Corporation, Fairfax Financial Holdings Limited, Jaguar Mining Inc., Russel Metals Inc., Cunningham Lindsey Group Inc. and Crum & Forster Holdings Corp. He also serves as a Trustee of The Brick Ltd. In addition to these public companies, Mr. Griffiths currently serves on the Board of Northbridge Financial Corporation and OdysseyRe Holdings Corp. Dr. Julia Levy is also a director of PrioNet Canada, Valocor Therapeutics, Growthworks Capital, Ecotrust Canada, Liponex Inc., ICO Therapeutics, Aspreva International Ltd., Cannasat Therapeutics Inc., and the Vancouver Opera. Mr. Mackinnon serves as Chair of the Board of Directors and Executive Committee Member of the Toronto East General Hospital, as Chair of the Board and Executive Committee Member of the Toronto Board of Trade, as Chair of the Board of the Canadian Institute of Chartered Accountants and as a member of the board of The Toronto Community Foundation and Roy Thomson Hall. Mr. Mackinnon is also a director of Telus Corp., Pioneer Petroleum, Osisko Mining Corporation and the Public Service Pension Investment Board.

Meetings of Independent Directors

The entire complement of independent directors on the Board and each of the committees are encouraged to meet regularly without Management present. The Chair of the Board conducts these sessions at Board meetings and the chair of each committee conducts them at committee meetings. During the last financial year ended December 31, 2011, there have been nine such meetings of the independent directors.

Chair of the Board

Mr. Anthony Griffiths, the Chair of the Board is a non-executive director and meets the Board’s independence standards. The primary functions of the Chair are to facilitate the operations and deliberations of the Board and the satisfaction of the Board’s responsibilities under its mandate. The Chair’s key responsibilities include duties relating to setting Board meeting agendas, chairing board and Shareholder meetings, director development, providing in-put on potential director candidates, providing feedback to the President and CEO, and communicating with Shareholders and regulators. The responsibilities of the Chair is reviewed by the GNC Committee and considered by the Board for approval each year.

Attendance

During the financial year ended December 31, 2011, the Board met a total of nine times, the Audit Committee met a total of 4 times, the Compensation Committee met a total of three times, the Governance Committee met a total of two times. The attendance record of each director is set out below:

Summary of Board and Committee Meetings Held For the 12-month period ended December 31, 2011		Summary of Attendance of Directors For the 12-month period ended December 31, 2011
Board	9	Director	Board Meetings	Committee Meetings
Audit Committee	4	Dr. Arun Menawat	9 of 9	N/A
Compensation Committee	3	Aaron Davidson(2)	8 of 9	3 of 3(2)(3)
Governance Committee	2	Anthony Griffiths(2)	7 of 9	2 of 2(3)
		Harold O. Koch, Jr. (1)	9 of 9	4 of 4(1)
		Dr. Joel Shalowitz(3)	7 of 9	3 of 4(1)
		Dr. Joseph Sobota(2)	7 of 9	3 of 3(2)
		Dr. Julia Levy(2) (4)	7 of 9	3 of 3(2)
		William Mackinnon	8 of 9	4 of 4(1)
		G. Steven Burrill	2 of 2	2 of 2(3)
		(1) Audit Committee (2) Compensation Committee
		(3) Governance Committee

Board Mandate

The Board is responsible for supervising the management of the Corporation’s business and affairs. Any responsibility that is not specifically delegated to a Board committee or to Management remains with the full Board.

The Board, through the Governance Committee, reviews and adopts a strategic process on an annual basis that takes into consideration the opportunities and risks of the business. The Board oversees the implementation of the strategic process by Management. Members of Management also frequently make presentations to the Board and/or the Governance Committee regarding updates on and discussions of the strategic process and implementation actions.

The Board oversees the identification and management of the Corporation’s principal risks. The Governance Committee has been delegated the responsibility of identifying the principal risks of the business and ensuring the implementation of appropriate risk management systems, which are approved by the Board upon the recommendations of the Governance Committee. In addition, the Audit Committee, through its regular meetings with the external counsel and their review of the findings and activities of the external auditors, are aware of the significant risks or exposures to the Corporation’s business and has been given the responsibility of reviewing the programs of risk assessment and the steps taken by the Corporation to address significant risks or exposures of all types, including insurance coverage and tax compliance, and reporting to the Board on a regular basis.

The Board, through the Governance Committee, oversees succession planning, including the development and monitoring of Management and the Board. The Governance Committee is responsible, to the extent possible, to satisfy itself of the integrity of the President and CEO and other executive officers of the Corporation and that such individuals create a culture of integrity throughout the Corporation.

The Board, through its Governance Committee, has discussed and considered how the Corporation communicates with its Shareholders, other stakeholders and the public. The Board has approved a policy respecting confidentiality, disclosure and insider trading to establish, among other things, consistent guidelines for determining when information is material, how it is disclosed and, to avoid making selective disclosure, and making all material disclosures on a widely disseminated basis. The Governance Committee has been delegated the responsibility of overseeing the effectiveness and compliance with such policy and to report to the Board on a regular basis. The Corporation seeks to communicate with its Shareholders through a variety of channels, including quarterly reports, annual reports, annual information forms, news releases and conference calls.

The Board, through the Audit Committee and with the assistance of the Governance Committee, reviews with Management and the Corporation’s auditors, the adequacy of the Corporation’s internal controls and management information systems on a regular basis. The Board has established a prescribed checklist for itself, the Audit Committee and the Governance Committee. These Governance Checklists outline key responsibilities and tasks and their scheduled performance and completion, for each quarter and year end.

Position Descriptions

The Board has not developed written position descriptions for the chair of the Board or the chair of each committee of the Board. The Board believes that the charters of the Audit Committee and the Governance Committee adequately delineate the roles of the chairs of such committees. Each of the Audit Committee and the Governance Committee are responsible for reviewing their respective charters on a regular basis and to recommend to the Board any changes as considered appropriate from time to time.

The Corporation has developed written position descriptions for the CEO and other positions in senior management. The Governance Committee has been delegated the responsibility of defining and updating, on a regular basis, with the President and CEO, the position descriptions of each position in senior management.

Orientation and Continuing Education

An orientation and education program is available for new members of the Board, which includes an introductory overview of the Corporation, including all relevant corporate information, committee mandates, policies affecting directors, the role, duties and expectations of directors and other background information. The Governance Committee is responsible for carrying out the orientation and continuing educations functions.

To foster the Board’s familiarity with corporate matters on an on-going basis, the Board, from time to time, invites senior operating management to attend at Board meetings to report on their respective business unit activities. Also, such senior operating management provide written reports to the Board.

Ethical Business Conduct

The Board has adopted a Code of Business Ethics and Conduct (the “Code”) that applies to all directors, officers and employees of the Corporation and its subsidiaries. The Code provides a framework of guidelines and principles to encourage ethical and professional behaviour in conducting the business of the Corporation. The Code is reviewed and monitored on a regular basis by the Audit Committee.

The Disclosure and Compliance Committee, comprised of the Chief Executive Officer, the Chief Financial Officer and a senior vice president, monitors and reviews day-to-day compliance with the Code. The Disclosure and Compliance Committee meets quarterly in advance of each quarterly Audit Committee meeting to review and report compliance and bring forward any issues under the Code that have arisen in the preceding financial quarter.

At each regularly scheduled quarterly meeting of the Audit Committee, the Chair of the Audit Committee also makes a point to inquire of each person in attendance, including the Chief Executive Officer, the Chief Financial Officer and the Auditors if there are any known issues related to compliance with the Corporation’s Code. Any issues are then reported to the Board and the Governance Committee.

It is the Corporation’s policy to seek to ensure that its best interests are paramount in all of its dealings with customers, suppliers, consultants, competitors, existing and potential business partners and other representatives, and are conducted in a manner that avoids actual or potential conflicts of interest.

The text of the Code is available at www.sedar.com and the Corporation’s website at www.novadaq.com or can be obtained by request from the Corporation.

Nomination of Directors

The Governance Committee is responsible for establishing qualifications for directors and procedures for identifying possible nominees who meet these criteria. In doing so, the Governance Committee is to consider the desired competencies and skills and the appropriate size of the Board. When vacancies arise on the Board, the Governance Committee recommends to the Board potential nominees, having regard to the needs of the Board.

Assessments of the Board

The Governance Committee is responsible for assessing the effectiveness of the Board as a whole and its committees. The Governance Committee evaluates the performance and contribution of individual members of the Board in their capacity as directors and as members of any Board Committee and recommends timely changes in the role, size, composition and structure of the Board and the Board committees.

During each of the quarterly meetings held each year by the Board and its Committees, that is, the Audit Committee, Compensation Committee and the Governance Committee, there are in camera sessions where there is opportunity to discuss the performance of individual directors and senior management. The Chair of the Board has in person meetings at least monthly and otherwise holds meetings on a periodic basis with the Chief Executive Officer to discuss the operation of the Company.

Board Committees

The Board has three committees. Each committee has a charter, which is reviewed by the Board and considered by the Board for approval every year.

Audit Committee

The Audit Committee is currently composed of Mr. William Mackinnon, Mr. Harold O. Koch, Jr., and Dr. Joel Shalowitz. The Board considers all members of this Committee to be “independent” and “financially literate” within the meaning of National Instrument 52-110 – Audit Committees. The Audit Committee has a specifically defined mandate and charter which clearly defines its role and responsibilities. The Audit Committee is responsible for recommending to the Board the appointment and compensation of the Corporation’s external auditor; overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and Management; pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Corporation or its subsidiaries by the Corporation’s external auditor, satisfying themselves that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures, establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation or its subsidiaries of concerns regarding questionable accounting or auditing matters, and reviewing and approving the annual and interim financial statements, related Management Discussion and Analysis and other financial information provided by the Corporation to any governmental body or the public. A copy of the Audit Committee charter is available at www.sedar.com, as an appendix to the Corporation’s most recently filed Annual Information Form (the “AIF”) for the year ended December 31, 2011.

The Audit Committee is to be comprised of a minimum of three directors, as determined by the Board and elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a chair of the Audit Committee is elected by the full Board, the members of the Audit Committee may designate a chair by majority vote of the full Audit Committee membership. The chair of the Audit Committee is currently Mr. William Mackinnon.

Additional information regarding the Corporation’s Audit Committee can be found in the Corporation’s AIF for the year ended December 31, 2011. The AIF can be found on www.sedar.com, or a copy of it can be obtained by contacting the Corporation’s Corporate Secretary at 2585 Skymark Avenue, Suite 306, Mississauga, Ontario, L4W 4L5, or by telephone at 905-629-3822.

Compensation Committee

The Compensation Committee reviews and recommends for Board approval the remuneration of directors, including the annual retainer, Option Plan participation and other benefits conferred upon the directors.

The Compensation Committee also recommends the compensation of the Corporation’s senior executives, including the President and CEO for approval by the Board. The objective of the Compensation Committee is to set compensation which is competitive for the markets in which the Corporation operates and which results in the creation of Shareholder value over the long-term (i.e., Management and Board incentives are aligned with owners’ gains). The Compensation Committee seeks to ensure that base salaries are competitive relative to the industry and that bonuses, if any, reflect individual performance in the context of the overall performance of the Corporation, as measured by issues such as profitability, stock price and initiatives undertaken in the year.

The Compensation Committee is composed entirely of independent members of the Board.

Governance Committee

The Governance Committee is responsible for reviewing, approving and if appropriate, recommending to the Board the compensation and objectives of the President and CEO and other members of Management; administering the Corporation’s compensation plans for Management and the Board, including the Corporation’s Option Plan and other compensation plans or structures that may be adopted by the Corporation from time-to-time; assessing the effectiveness of the Board as a whole, and that of individual members; periodically assessing the Corporation’s governance practices; proposing nominees to the Board; recommending resignation or removal of directors or officers where their current or past conduct is or has been improper or liable to adversely affect the Corporation or its reputation; and orienting new directors.

The Board determines the composition of the Committee, including its number of members. The members of the Governance Committee and its chair shall be elected by the Board on an annual basis, or until they are removed by the Board or their successors are duly appointed. Unless a chair of the Governance Committee is elected by a full Board, the members of the Governance Committee may designate a chair by majority vote of the full Governance Committee membership. Currently, the chair of the Governance Committee is Mr. Anthony Griffiths.

During 2011, all members of the Audit Committee, the Compensation Committee and the Governance Committee met the Board’s independence standards.

APPENDIX “B”

BY-LAW NO. 1

ARTICLE 1

INTERPRETATION

Section 1.1         Definitions.

As used in this by-law, the following terms have the following meanings:

“Act” means the Canada Business Corporations Act and the regulations under the Act, all as amended, re-enacted or replaced from time to time.

“Authorized Signatory” has the meaning specified in Section 2.2.

“Board” means the board of directors of the Corporation,

“Corporation” means Novadaq Technologies Inc.

“Meeting of shareholders” includes an annual or other general meeting of shareholders and a special meeting of shareholders.

“person” means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or governmental or regulatory entity, and pronouns have a similarly extended meaning.

“recorded address” means (i) in the case of a shareholder or other securityholder, the shareholder’s or securityholder’s latest address as shown in the records of the Corporation, (ii) in the case of joint shareholders or other joint securityholders, the address appearing in the records of the Corporation in respect of the joint holding or, if there is more than one address in respect of the joint holding, the first address that appears, and (iii) in the case of a director, officer or auditor, the person’s latest address as shown in the records of the Corporation or, if applicable, the last notice filed with the Director under the Act, whichever is the most recent.

“show of hands” means, in connection with a meeting, a show of hands by persons present at the meeting, the functional equivalent of a show of hands by telephonic, electronic or other means of communication and any combination of such methods

“Special meeting of shareholders” includes a meeting of any class or classes of shareholders, as well as a special general meeting of shareholders.

Terms used in this by-law that are defined in the Act have the meanings given to such terms in the Act.

Section 1.2         Interpretation.

The division of this by-law into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and do not affect its interpretation. Words importing the singular number include the plural and vice versa. Any reference in this by-law to gender includes all genders. In this by-law the words “including”, “includes” and “include” means “including (or includes or include) without limitation”.

Section 1.3         Subject to Act and Articles.

This by-law is subject to, and should be read in conjunction with, the Act and the articles. If there is any conflict or inconsistency between any provision of the Act or the articles and any provision of this by-law, the provision of the Act or the articles will govern.

Section 1.4         Conflict With Unanimous Shareholder Agreement.

If there is any conflict or inconsistency between any provision of a unanimous shareholder agreement and any provision of this by-law, the provision of such unanimous shareholder agreement will govern.

ARTICLE 2

BUSINESS OF THE CORPORATION

Section 2.1         Financial Year.

The financial year of the Corporation ends on such date of each year as the directors determine from time to time.

Section 2.2         Cheques, Drafts and Notes.

All cheques, drafts or orders for the payment of money and all notes and acceptances and bills of exchange shall be signed by such officer or officers or person or persons, whether or not officers of the Corporation, and in such manner as the Board may from time to time designate by resolution.

Section 2.3         Execution of Instruments and Voting Rights.

Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any director or any officer and all contracts, documents and instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The Board shall have power from time to time, by resolution, to appoint any officer or officers or any person or persons on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

In particular, without limiting the generality of the foregoing, the officer or officers or the person or persons hereinbefore set out shall have authority to sell, assign, transfer, exchange, convert or convey any and all shares, stocks, bonds, debentures, rights, warrants or other securities owned by or registered in the name of the Corporation and to sign and execute, under the seal of the Corporation or otherwise, all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such shares, stocks, bonds, debentures, rights, warrants or other securities.

As used in this Section, the phrase “contracts, documents and instruments” means any and all kinds of contracts, documents and instruments in written or electronic form, including cheques, drafts, orders, guarantees, notes, acceptances and bills of exchange, deeds, mortgages, hypothecs, charges, conveyances, transfers, assignments, powers of attorney, agreements, proxies, releases, receipts, discharges and certificates and all other paper writings or electronic writings.

Section 2.4         Sealing of Contracts.

The seal (if any) of the Corporation may, when required, be affixed to contracts, documents and instruments in writing signed as aforesaid or by any director or officer or officers, person or persons, appointed as aforesaid by resolution of the Board.

Section 2.5         Banking Arrangements.

The banking and borrowing business of the Corporation or any part of it may be transacted with such banks, trust companies or other firms or corporations as the directors determine from time to time. All such banking and borrowing business or any part of it may be transacted on the Corporation’s behalf under the agreements, instructions and delegations, and by the one or more officers and other persons, that the directors authorize from time to time. This paragraph does not limit in any way the authority granted under Section 2.3.

ARTICLE 3

DIRECTORS

Section 3.1         Number of Directors.

If the articles specify a minimum and a maximum number of directors, the number of directors is the number within the minimum and maximum determined by the directors from time to time. No decrease in the number of directors will shorten the term of an incumbent director. Where the number of directors has not been determined as provided in this section, the number of directors is the number of directors holding office immediately following the most recent election or appointment of directors, whether at an annual or special meeting of the shareholders, or by the directors pursuant to the Canada Business Corporations Act.

Section 3.2         Qualification.

Each director shall be eighteen (18) or more years of age and no person who is not an individual, who has the status of a bankrupt or who is of unsound mind and has been so found by a court in Canada or elsewhere shall be a director. A director need not be a shareholder. At least one third of the directors shall not be officers or employees of the Corporation or of any affiliate of the Corporation.

Section 3.3         Election and Term.

The election of directors shall take place at each annual meeting of shareholders and all the directors then in office not elected for an expressly stated time, shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors or shareholders shall have otherwise determined in accordance with the Act. Where the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. The election shall be by resolution. If an election of directors is not held at a meeting of shareholders, the incumbent directors shall continue in office until their successors are elected.

Section 3.4         Removal of Directors.

The shareholders may, by ordinary resolution at an annual or special meeting, remove any director or directors from office before the expiration of the director’s term and may, by a majority of the votes cast at the meeting, elect any person in the director’s place for the remainder of the director’s term.

Section 3.5         Vacation of Office.

The office of a director shall be vacated:

(a)	if the director dies;

(b)	if the director becomes bankrupt or suspends payment of the director’s debts generally or compounds with the director’s creditors or makes an authorized assignment or is declared insolvent;

(c)	if the director is found to be of unsound mind or a mentally incompetent person; or

(d)	if the director shall be removed from office by resolution of the shareholders as provided in Section 3.4 of this by-law.

Section 3.6         Resignation.

A director who is not named in the articles may resign from office upon giving a written resignation to the Corporation and such resignation becomes effective when received by the Corporation or at the time specified in the resignation, whichever is later. A director named in the articles shall not be permitted to resign his or her office unless at the time the resignation is to become effective a successor is elected or appointed.

Section 3.7         Place of Meetings.

Meetings of directors may be held at any place in or outside Canada.

Section 3.8         Calling of Meetings.

The chair of the board, the president, the chief executive officer or any one or more directors may call a meeting of the directors at any time. Meetings of directors will be held at the time and place as the person(s) calling the meeting determine.

Section 3.9         Regular Meetings.

The Board may appoint a day or days in any month or months for regular meetings at a place and hour to be named. A copy of any resolution of the Board fixing the place and time of regular meetings of the Board shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meetings.

Section 3.10         Notice of Meeting.

Notice of every meeting of director(s) shall be given not less than five (5) days thereof by mail or electronic mail to each director, stating the time and place of the meeting. No notice of meeting shall be necessary, however, if all the directors are present or if those absent have waived notice of or otherwise signified their consent to the holding of such meeting. A notice of a meeting of directors need not specify the purpose of, or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any person, or any error in any notice not affecting the substance of the notice, does not invalidate any resolution passed or any action taken at the meeting.

Section 3.11         First Meeting of New Board.

Each newly elected Board may, without notice, hold its first meeting for the purpose of organization and the election and appointment of officers immediately following a meeting of shareholders at which such Board is elected, provided that a quorum of directors is present.

Section 3.12         Quorum.

A majority of the number of directors in office or such greater or lesser number as the directors may determine from time to time, constitutes a quorum at any meeting of directors. Notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.

Section 3.13         Meeting by Telephonic, Electronic or Other Communication Facility.

If all the directors of the Corporation present at or participating in a meeting of directors consent, a director may participate in such meeting by means of a telephonic, electronic or other communication facility. A director participating in a meeting by such means is deemed to be present at the meeting. Any consent is effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the directors.

Section 3.14         Chair.

The chair of any meeting of directors is the first mentioned of the following officers that is a director and is present at the meeting:

(a)	the chair of the board;

(b)	the president; or

(c)	the vice-president.

If no such person is present at the meeting, the directors present shall choose one of their number to chair the meeting.

Section 3.15         Secretary.

The corporate secretary, if any, will act as secretary at meetings of directors. If a corporate secretary has not been appointed or the corporate secretary is absent, the chair of the meeting will appoint a person, who need not be a director, to act as secretary of the meeting.

Section 3.16         Votes to Govern.

Subject to any unanimous shareholders’ agreement, at all meetings of the Board every question shall be decided by a majority of the votes cast. In case of an equality of votes the chair of the meeting shall not be entitled to a second or casting vote.

Section 3.17         Remuneration and Expenses.

Subject to the articles, the by-laws or any unanimous shareholders agreement, the Board may fix the remuneration of the directors. Such remuneration may be in addition to any salary or professional fees payable to a director who serves the Corporation in any other capacity. In addition, directors shall be paid such sums in respect of their out-of-pocket expenses incurred in attending Board, committee or shareholders meetings or otherwise in respect of the performance by them of their duties as the Board may from time to time determine.

The directors may also award special remuneration to any director undertaking any special services on the Corporation’s behalf other than the routine work ordinarily required of a director by the Corporation and the confirmation of any such resolution or resolutions by the shareholders shall not be required.

Section 3.18         Conflict of Interest.

A director shall not be disqualified, by reason of his or her office, from contracting with the Corporation or a subsidiary thereof. Subject to the provisions of the Act, a director shall not by reason only of his or her office be accountable to the Corporation or to its shareholders for any profit or gain realized from a contract or transaction in which he has an interest, and such contract or transaction shall not be voidable by reason only of such interest, provided that, if a declaration and disclosure of such interest is required by the Act, such declaration and disclosure shall have been made in accordance with the Act and, if required by the Act, the director shall have refrained from voting as a director on the contract or transaction and the directors approved the contract or transaction and the contract or transaction was reasonable and fair to the Corporation when it was approved.

ARTICLE 4

COMMITTEES

Section 4.1         Committees of Directors.

The directors may appoint from their number one or more committees and delegate to such committees any of the powers of the directors except those powers that, under the Act, a committee of directors has no authority to exercise.

Section 4.2         Proceedings.

Meetings of committees of directors may be held at any place in or outside Canada. At all meetings of committees, every question shall be decided by a majority of the votes cast on the question. Unless otherwise determined by the directors, each committee of directors may make, amend or repeal rules and procedures to regulate its meetings including: (i) fixing its quorum, provided that quorum may not be less than a majority of its members; (ii) procedures for calling meetings; (iii) requirements for providing notice of meetings; (iv) selecting a chair for a meeting; and (v) determining whether the chair will have a deciding vote in the event there is an equality of votes cast on a question.

Subject to a committee of directors establishing rules and procedures to regulate its meetings, Section 3.7 to Section 3.15 inclusive apply to committees of directors, with such changes as are necessary.

ARTICLE 5

OFFICERS

Section 5.1         Appointment of Officers.

The directors may appoint such officers of the Corporation as they deem appropriate from time to time. The officers may include any of a chair of the board, a president, a chief executive officer, one or more vice-presidents, a chief financial officer, a corporate secretary and a treasurer and one or more assistants to any of the appointed officers. No person may be the chair of the board unless that person is a director.

Section 5.2         Term and Remuneration.

The terms of employment and remuneration of all officers elected or appointed by the Board (including the President) shall be determined from time to time by resolution of the Board. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify that person from receiving such remuneration as may be determined.

Section 5.3         Powers and Duties.

Unless the directors determine otherwise, an officer has all powers and authority that are incident to his or her office. An officer will have such other powers, authority, functions and duties that are prescribed or delegated, from time to time, by the directors. From time to time the Board may, from time to time, vary, add to or limit the powers and duties of any officer.

Section 5.4         Chair of the Board.

If appointed, the chair of the board will preside at directors meetings and shareholders meetings in accordance with Section 3.14 and Section 7.12, respectively. The chair of the board will have such other powers and duties as the directors determine.

Section 5.5         President.

If appointed, the president of the Corporation will have general powers and duties of supervision of the business and affairs of the Corporation. The president will have such other powers and duties as the directors determine. Subject to Section 3.15 and Section 7.12, during the absence or disability of the corporate secretary or the treasurer, or if no corporate secretary or treasurer has been appointed, the president will also have the powers and duties of the office of corporate secretary and treasurer, as the case may be.

Section 5.6         Corporate Secretary.

If appointed, the corporate secretary will have the following powers and duties: (i) the corporate secretary will give or cause to be given, as and when instructed, notices required to be given to shareholders, directors, officers, auditors and members of committees of directors; (ii) the corporate secretary may attend at and be the secretary of meetings of directors, shareholders, and committees of directors and will have the minutes of all proceedings at such meetings entered in the books and records kept for that purpose; and (iii) the corporate secretary will be the custodian of any corporate seal of the Corporation and the books, papers, records, documents, and instruments belonging to the Corporation, except when another officer or agent has been appointed for that purpose. The corporate secretary will have such other powers and duties as the directors or the president of the Corporation determine.

Section 5.7         Treasurer.

If appointed, the treasurer of the Corporation will have the following powers and duties: (i) the treasurer will ensure that the Corporation prepares and maintains adequate accounting records in compliance with the Act; (ii) the treasurer will also be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; and (iii) at the request of the directors, the treasurer will render an account of the Corporation’s financial transactions and of the financial position of the Corporation. The treasurer will have such other powers and duties as the directors or the president of the Corporation determine.

Section 5.8         Agents and Attorneys.

The Board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside of Canada with such powers of management or otherwise (including the power to sub-delegate) as may be decided to be fit.

Section 5.9         Fidelity Bonds.

The Board may require such officers, employees and agents of the Corporation as it deems advisable to furnish bonds for the faithful performance of their duties, in such form and with such surety as the Board may prescribe from time to time.

Section 5.10 Vacancies.

If any office shall be or become vacant by reason of death, resignation, disqualification or otherwise, the Board, by resolution, may appoint a person to fill such vacancy.

Section 5.11 Removal of Officers.

The directors may remove an officer from office at any time, with or without cause. Such removal is without prejudice to the officer’s rights under any employment contract with the Corporation.

ARTICLE 6

PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

Section 6.1         Limitation of Liability.

Subject to the Act and other applicable law, no director or officer for the time being of the Corporation, shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited or for any loss occasioned by any error of judgment or oversight on their part or for any other loss, damage or misfortune which may happen in the execution of the duties of their office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act or from liability for any breach thereof.

Section 6.2         Indemnity.

The Corporation will indemnify to the fullest extent permitted by the Act (i) any director or officer of the Corporation, (ii) any former director or officer of the Corporation, (iii) any individual who acts or acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity, if,

(a)	they acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, they had reasonable grounds for believing that their conduct was lawful.

The Corporation is authorized to execute agreements in favour of any of the foregoing persons evidencing the terms of the indemnity. Nothing in this by-law limits the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

Section 6.3         Insurance.

The Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 6.2 against such liabilities and in such amounts as the directors may determine and as are permitted by the Act.

Section 6.4         Submission of Contracts to Shareholders for Approval.

The Board in its discretion may submit any contract, act or transaction for approval or ratification at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and, subject to the provisions of the Act, any such contract, act or transaction that shall be approved or ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.

ARTICLE 7

SHAREHOLDERS

Section 7.1         Calling Annual and Special Meetings.

The directors have the power to call annual meetings of shareholders and special meetings of shareholders. Annual meetings of shareholders will be held on the date and at the time and place in Canada as the person(s) calling the meeting determine. The directors shall have the power at any time to call a special meeting of the shareholders of the Corporation to be held at any time and place in or outside Canada for the transaction of all special business as may properly be brought before the meeting.

The phrase “meeting of shareholders” wherever it occurs in this by-law shall mean and include an annual meeting of shareholders, a special meeting of shareholders and any meeting of any class or classes of shareholders.

Section 7.2         Electronic Meetings.

Meetings of shareholders may be held entirely by means of telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting. The directors may establish procedures regarding the holding of meetings of shareholders by such means.

Section 7.3         Notice of Meetings.

Notice of the time and place of each meeting of shareholders is not less than twenty-one (21) days and not more than sixty (60) days before the day on which the meeting is to be held. A meeting of shareholders may be held at any time without notice if all the shareholders entitled to vote thereat are present or represented by proxy and do not object to the holding of the meeting or those not so present or represented by proxy have waived notice, if all the directors are present or have waived notice of or otherwise consent to the meeting and if the auditor, if any, is present or has waived notice of or otherwise consents to the meeting.

The accidental omission to give notice of any meeting of shareholders to, or the non-receipt of any notice by, any person, or any error in any notice not affecting the substance of the notice, does not invalidate any resolution passed or any action taken at the meeting.

Section 7.4         Waiver of Notice.

A shareholder, a proxyholder, a director or the auditor and any other person entitled to attend a meeting of shareholders may waive notice of a meeting of shareholders, any irregularity in a notice of meeting of shareholders or any irregularity in a meeting of shareholders. Such waiver may be waived in any manner and may be given at any time either before or after the meeting to which the waiver relates. Waiver of any notice of a meeting of shareholders cures any irregularity in the notice, any default in the giving of the notice and any default in the timeliness of the notice.

Section 7.5         Representatives.

A representative of a shareholder that is a body corporate or an association will be recognized if (i) a certified copy of the resolution of the directors or governing body of the body corporate or association, or a certified copy of an extract from the by-laws of the body corporate or association, authorizing the representative to represent the body corporate or association is deposited with the Corporation, or (ii) the authorization of the representative is established in another manner that is satisfactory to the corporate secretary or the chair of the meeting.

Section 7.6         Persons Entitled to be Present.

The only persons entitled to be present at a meeting of shareholders are those persons entitled to vote at the meeting, the directors and the auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted with the consent of the chair of the meeting or the persons present who are entitled to vote at the meeting.

Section 7.7         Quorum.

A quorum of shareholders is present at a meeting of shareholders if the holders of not less than 33% of the shares entitled to vote at the meeting are present in person or represented by proxy, irrespective of the number of persons actually present at the meeting. Notwithstanding the foregoing, if the Corporation has only one shareholder or only one holder of any class of shares or series of shares entitled to be present at a meeting of shareholders, that shareholder present in person or by proxy shall constitute a quorum.

Section 7.8         Right to Vote.

At each meeting of shareholders every shareholder shall be entitled to vote who is entered on the books of the Corporation as a holder of one (1) or more shares carrying the right to vote at such meeting or where a record date has been fixed, satisfactory evidence is produced not later than ten (10) days before the meeting that such person owns shares in the Corporation and demands that his or her name be included on the list of shareholders entitled to vote at the meeting; save that, if the share or shares in question have been mortgaged or hypothecated, the person who mortgaged or hypothecated such share or shares (or his or her proxy) may nevertheless represent the shares at the meeting and vote in respect thereof unless in the instrument creating the mortgage or hypothec that person has expressly empowered the holder of such mortgage or hypothec to vote thereon, in which case such holder (or proxy) may attend meetings to vote in respect of such shares upon filing with the Secretary of the meeting sufficient proof of the terms of such instrument.

Section 7.9         Joint Shareholders.

Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders may, in the absence of the others, vote the shares but, if two or more of such persons who are present in person or by proxy, vote, they shall vote as one on the share jointly held by them.

Section 7.10         Representatives.

An executor, administrator, committee of a mentally incompetent person, guardian or trustee and where a corporation is such executor, administrator, committee, guardian or trustee of a testator, intestate, mentally incompetent person, ward or cestui que trust any person duly appointed a proxy for such corporation, upon filing with the Secretary of the meeting sufficient proof of their appointment, shall represent the shares in their or its hands at all meetings of the shareholders of the Corporation and may vote accordingly as a shareholder in the same manner and to the same extent as the shareholder of record. If there be more than one executor, administrator, committee, guardian or trustee, the provisions of Section 7.9 shall apply.

Section 7.11         Proxies.

A proxy shall comply with the applicable requirements of the Act and other applicable law and will be in such form as the directors may approve from time to time or such other form as may be acceptable to the chair of the meeting at which the instrument of proxy is to be used. A proxy will be acted on only if it is deposited with the Corporation or its agent prior to the time specified in the notice calling the meeting at which the proxy is to be used or it is deposited with the corporate secretary, a scrutineer or the chair of the meeting or any adjournment of the meeting prior to the time of voting.

Section 7.12         Chair, Secretary and Scrutineers.

The chair of the Board, if such an officer has been elected and is present, shall be chair of any meeting of shareholders, otherwise the President shall be chair of any meeting of shareholders. If no such officer is present within fifteen minutes from the time fixed for holding the meeting, then the persons present and entitled to vote shall choose one of their number to be chair. If the Secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as Secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by resolution or by the chair with the consent of the shareholders at the meeting.

Section 7.13         Procedure.

The chair of a meeting of shareholders will conduct the meeting and determine the procedure to be followed at the meeting. The chair’s decision on all matters or things, including any questions regarding the validity or invalidity of a form of proxy or other instrument appointing a proxy, shall be conclusive and binding upon the meeting of shareholders.

Section 7.14         Manner of Voting.

Subject to the Act and other applicable law, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot on the question is required or demanded. Subject to the Act and other applicable law, the chair of the meeting may require a ballot or any person who is present and entitled to vote may demand a ballot on any question at a meeting of shareholders. The requirement or demand for a ballot may be made either before or after any vote on the question by a show of hands. A ballot will be taken in the manner the chair of the meeting directs. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. The result of such ballot shall be the decision of the shareholders upon the question.

In the case of a vote by a show of hands, each person present who is entitled to vote has one vote. If a ballot is taken, each person present who is entitled to vote is entitled to the number of votes that are attached to the shares which such person is entitled to vote at the meeting.

Section 7.15         Votes to Govern.

Any question at a meeting of shareholders shall be decided by a majority of the votes cast on the question unless the articles, the by-laws, the Act or other applicable law requires otherwise. In case of an equality of votes either when the vote is by a show of hands or when the vote is by a ballot, the chair of the meeting is entitled to a second or casting vote.

Section 7.16         Polls.

After a show of hands has been taken on any question, the Chair of the meeting may require, or any shareholder present in person or by proxy may demand, a ballot thereon. If the demand for a ballot is not withdrawn, a poll upon the question shall be taken by ballot or by such other method as the Chair of the meeting shall direct. Upon a poll each shareholder who is present in person or represented by proxy shall be entitled to one vote for each share in respect of which he is entitled to vote at the meeting and the result of the poll shall be the decision of the Corporation on the question.

Section 7.17         Adjournment.

The chair of any meeting of shareholders may, with the consent of the persons present who are entitled to vote at the meeting, adjourn the meeting from time to time and place to place, subject to such conditions as such persons may decide. Any adjourned meeting is duly constituted if held in accordance with the terms of the adjournment and a quorum is present at the adjourned meeting. Any business may be considered and transacted at any adjourned meeting which might have been considered and transacted at the original meeting of shareholders.

ARTICLE 8

SECURITIES

Section 8.1        Form of Security Certificates.

Subject to the Act, security certificates, if required, will be in the form that the directors approve from time to time or that the Corporation adopts.

Section 8.2        Shareholder Entitled to Certificate of Acknowledgment.

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

Section 8.3        Replacement of Share Certificates.

The Board may by resolution prescribe, either generally or in a particular case, the conditions upon which a new share certificate may be issued to replace a share certificate which has been defaced, lost, stolen or destroyed.

Section 8.4        Transfer of Shares.

No transfer of a security issued by the Corporation will be registered except upon (i) presentation of the security certificate representing the security with an endorsement which complies with the Act, together with such reasonable assurance that the endorsement is genuine and effective as the directors may require, (ii) payment of all applicable taxes and fees and (iii) compliance with the articles of the Corporation. If no security certificate has been issued by the Corporation in respect of a security issued by the Corporation, clause (i) above may be satisfied by presentation of a duly executed security transfer power, together with such reasonable assurance that the security transfer power is genuine and effective as the directors may require.

Section 8.5        Transfer Agents and Registrars.

The Corporation may from time to time appoint one or more agents to maintain, for each class or series of securities issued by it in registered or other form, a central securities register and one or more branch securities registers. Such an agent may be designated as transfer agent or registrar according to their functions and one person may be designated both registrar and transfer agent. The Corporation may at any time terminate such appointment.

Section 8.6        Non-Recognition of Trusts.

The Corporation shall be entitled to treat the registered holder of any share of the Corporation as the absolute owner thereof and accordingly shall not, except as ordered by a court of competent jurisdiction or as required by statute, be bound to see to the execution of any trust, whether express, implied or constructive, in respect of any such share or to recognize any such claim to or interest in such share on the part of any person other than the registered holder thereof.

Section 8.7        Securities Registers.

A securities register and the register of transfers of the Corporation shall be kept at the registered office of the Corporation or at such other office or place in Canada as may from time to time be designated by resolution of the Board and a branch securities register or registers of transfers may be kept at such office or offices of the Corporation or other place or places, either in or outside Canada, as may from time to time be designated by resolution of the Board.

Section 8.8        Joint Shareholders.

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

Section 8.9        Deceased Shareholders.

In the event of the death of a holder of any share, the Corporation shall not be required to make any entry in the register of shareholders in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agent. Where shares are issued to joint holders, upon satisfactory proof of the death of one joint holder, the Corporation may treat the surviving joint holder or holders as the holder of such shares.

ARTICLE 9

PAYMENTS

Section 9.1        Payments of Dividends and Other Distributions.

Any dividend or other distribution payable in cash to shareholders will be paid by cheque or by electronic means or by such other method as the directors may determine. The payment will be made to or to the order of each registered holder of shares in respect of which the payment is to be made. Cheques will be sent to the registered holder’s recorded address, unless the holder otherwise directs. In the case of joint holders, the payment will be made to the order of all such joint holders and, if applicable, sent to them at their recorded address, unless such joint holders otherwise direct. The sending of the cheque or the sending of the payment by electronic means or the sending of the payment by a method determined by the directors in an amount equal to the dividend or other distribution to be paid less any tax that the Corporation is required to withhold will satisfy and discharge the liability for the payment, unless payment is not made upon presentation, if applicable.

Section 9.2        Non-Receipt of Payment.

In the event of non-receipt of any payment made as contemplated by Article 9 by the person to whom it is sent, the Corporation may issue re-payment to such person for a like amount. The directors may determine, whether generally or in any particular case, the terms on which any re-payment may be made, including terms as to indemnity, reimbursement of expenses, and evidence of non-receipt and of title.

Section 9.3        Record Date for Dividends and Rights.

The Board may fix in advance a date, preceding by not more than fifty (50) days, for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities. In every such case only such persons as shall be shareholders of record at the close of business on the record date so fixed shall be entitled to receive payment of such dividend or to exercise the right to subscribe for such securities and to receive the warrant or other evidence in respect of such right, notwithstanding the transfer or issue of any shares after the record date is fixed.

Section 9.4        Unclaimed Dividends.

To the extent permitted by law, any dividend or other distribution that remains unclaimed after a period of 2 years from the date on which the dividend has been declared to be payable is forfeited and will revert to the Corporation.

Section 9.5        Purchase of Business as of Past Date.

Where any business is purchased by the Corporation as from a past date, whether or not such date be before or after the incorporation of the Corporation, upon terms that the Corporation shall as from that date take the profits and bear the losses of the business, such profits or losses as the case may be shall, at the discretion of the directors, be credited or debited wholly or in part to revenue account, and in that case the amount so credited or debited shall, for the purposes of ascertaining the fund available for dividends, be treated as a profit or loss arising from the business of the Corporation.

ARTICLE 10

MISCELLANEOUS

Section 10.1        Notices.

Any notice, communication or document required to be given, delivered or sent by the Corporation to any director, officer, shareholder or auditor is sufficiently given, delivered or sent if delivered personally, or if delivered to the person’s recorded address, or if mailed to the person at the person’s recorded address by prepaid mail, or if otherwise communicated by electronic means permitted by the Act. The directors may establish procedures to give, deliver or send a notice, communication or document to any director, officer, shareholder or auditor by any means of communication permitted by the Act or other applicable law. In addition, any notice, communication or document may be delivered by the Corporation in the form of an electronic document.

Section 10.2        Waiver of Notice.

Any shareholder, or their duly appointed proxy, director, officer, auditor or member of a committee of the Board may waive any notice required to be given to them under any provision of the Act, the articles, the by-laws or otherwise and such waiver, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in giving such notice.

Section 10.3        Signature to Notices.

The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

Section 10.4        Notice to Joint Holders.

If two or more persons are registered as joint holders of any security, any notice may be addressed to all such joint holders but notice addressed to one of them constitutes sufficient notice to all of them. Any notice shall be addressed to all of such joint holders and the address to be used for the purposes of Section 10.1 shall be the address appearing on the register of shareholders in respect of such joint holding, or the first address so appearing if there are more than one.

Section 10.5        Computation of Time.

In computing the date when notice must be given when a specified number of days’ notice of any meeting or other event is required, the date of giving the notice is excluded and the date of the meeting or other event is included.

Section 10.6        Persons Entitled by Death or Operation of Law.

Every person who, by operation of law, transfer, death of a securityholder or any other means whatsoever, becomes entitled to any security, is bound by every notice in respect of such security which has been given to the securityholder from whom the person derives title to such security. Such notices may have been given before or after the happening of the event upon which they became entitled to the security.

Section 10.7        Omissions and Errors.

The accidental omission to give any notice to any shareholder, director, officer, auditor, or member of a committee of the Board, or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

Section 10.8        Proof of Service.

With respect to every notice or other document sent by post it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly addressed as provided in this by-law and put into a Post Office or into a public letter box. A certificate of an officer of the Corporation in office at the time of the making of the certificate or a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to the facts in relation to the mailing or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.

ARTICLE 11

INFORMATION AVAILABLE TO SHAREHOLDERS

Section 11.1        Discovery of Information.

Except as provided by the Act, no shareholder shall be entitled to discovery of any information respecting any details of conduct of the Corporation’s business which, in the opinion of the directors, would be inexpedient in the interests of the Corporation to communicate to the public.

Section 11.2        Inspection of Records.

The directors may from time to time, subject to rights conferred by the Act and the articles or by-laws or any unanimous shareholder agreement, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right to inspect any document or book or register or accounting record of the Corporation except as conferred by Statute or authorized by the Board or by a resolution of the shareholders.

ARTICLE 12

CUSTODY OF SECURITIES

Section 12.1        Safekeeping.

All shares and securities owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the Board, with such other depositories or in such other manner as may be determined from time to time by the Board.

ARTICLE 13

EFFECTIVE DATE

Section 13.1        Effective Date.

This by-law comes into force when made by the directors in accordance with the Act.

Section 13.2        Repeal.

All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal does not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under any such by-law prior to its repeal.